Exhibit 99.1

Mountain Province Diamonds Announces First Quarter Financial Results and Guidance for 2021

TSX and OTCQX: MPVD

TORONTO and NEW YORK, May 12, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces financial results for the first quarter ended March 31, 2021 ("the Quarter" or "Q1 2021") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

Additionally, the Company is providing production and cost guidance for 2021.

Financial Highlights for First Quarter 2021 (production and unit cost figures for Q1 2021 were affected by the 22 day operational stand-down in February)

•	603,000 carats sold, with total proceeds of $54.2 million (US$42.7 million) at an average realised value of $90 per carat (US$71).
•	Adjusted EBITDA[1] of $19.1 million.
•	Earnings from mine operations of $13.7 million.
•	Cash costs of $139 per tonne treated and $62 per carat recovered, including capitalized stripping costs[1].
•	Net income of $7.3 million or $0.03 earnings per share. Included in the determination of net income for the three months ended March 31, 2021 are unrealized foreign exchange gains of $5.0 million, on the translation of the Company's US$-denominated long-term debt and Dunebridge revolving credit facility. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus the US dollar.
[1]Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's March 31, 2021 MD&A for explanation and reconciliation.

Operational Highlights for First Quarter 2021

(all figures reported on a 100% basis unless otherwise stated)

•	Unplanned 22-day operational stand-down in February due to measures taken to limit the spread of Covid-19 at Gahcho Kué
•	625,582 ore tonnes treated, a 31% decrease relative to Q1 2020, and a 15% decrease relative to Q4 2020 (Q1 2020: 9,356,785 tonnes treated; Q4 2020, 736,138 tonnes treated)
•	Average processing rate of 9,200 tonnes per day (excluding operational stand-down time), a 7% decrease relative to Q1 2020 (9,917 tonnes per day)
•	Processing plant achieved several days over 11,500 tonnes of feed in closing days of Q1 2021, demonstrating operational flexibility
•	1,392,128 carats recovered, 16% lower than the comparable quarter (Q1 2020: 1,655,121 carats), impacted by the unplanned 3-week operational stand-down in February
•	Average grade of 2.23 carats per tonne, a 22% increase relative to Q1 2020 (1.83 carats per tonne)

2021 Guidance: (all figures quoted on a 100% basis)

•	35 - 37 million total tonnes mined (ore and waste)
•	3.3 - 3.5 million ore tonnes mined
•	3.15 - 3.3 million ore tonnes treated
•	6.3 - 6.5 million carats recovered
•	Production costs of $125 - $135 per tonne treated
•	Production costs of $58 - $63 per carat recovered
•	Sustaining Capital Expenditure of $21 million

Production and cost guidance reflects the unplanned 3-week operational stand-down during the first quarter. Process plant throughput is expected to benefit from a planned production mitigation strategy to change to 1.1mm cut-off screens (up from 0.8mm). This change combined with planned grade management is expected to result in the recovery of 6.3 – 6.5 million carats, from 3.15 – 3.3 million tonnes treated.

Sales Highlights for First Quarter 2021

As previously released, during the first quarter 602,773 carats were sold for total proceeds of $54.2 million (US$42.7 million) resulting in an average value of $90 per carat (US$71 per carat). This is a 6% increase relative to the average value per carat in Q4 2020 of $85 per carat (US$64 per carat), and a near-return to pre-pandemic pricing levels seen in Q1 2020 (US$75 per carat).  The increase in average values and the positive product mix sold in Q1 reflected the growing confidence across the rough diamond markets. Overall, on a like for like basis, compared to Q1 2020 our current average diamond value is now ahead of Q1 2020.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"With a tough quarter behind us, our focus now shifts to making up the carat shortfall, and revenue over the remainder of 2021. Despite the unplanned 22-day operational stand-down in February, we expect the process plant to make up most of the lost production by increasing the plant throughput levels with the bottom screen change.  This will have a positive effect on the average value of diamonds recovered. We expect this to drive the recovery of between 6.3 – 6.5 million carats, at or just below 2020's recovery of 6.5 million carats.

The impact of the COVID-19 outbreak at the mine, and the subsequent shut down has meant that we have had to cancel our planned May diamond sale in Antwerp. The cancellation of the sale coincided with our usual high cash spend during the annual winter road supply exercise, this meant that we faced some short-term liquidity challenges. We are  now able to confirm, as per the earlier announcement today, that we have agreed terms with Dunebridge Worldwide Ltd. for a short-term loan of US$33 million that will address our near term liquidity needs and allows us the time to execute on this year's revised mine plan. This plan shows us largely making up the lost production, revenue and cash generation during 2021 and should allow us to repay this loan by the end of 2021.

The diamond industry is bearing up well through the ongoing challenges of COVID-19, globally retailers continue to report increasing revenue as economic activity increases, in turn this is having a positive impact on polished and rough diamond prices.  There will, no doubt, still be issues to deal with in the coming months such as the intense second wave in India, hopefully with all the work being done and support we will see a recovery in India and all participants in the industry will benefit from the continued desire for natural diamonds. We believe that the recovery across all sectors of the industry will continue for the remainder of 2021."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three months ended March 31, 2021 and 2020.

		Three months ended	Three months ended
		March 31, 2021	March 31, 2020

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	515	1,030
*Waste tonnes mined	kilo tonnes	5,090	8,327
*Total tonnes mined	kilo tonnes	5,605	9,357
*Ore in stockpile	kilo tonnes	158	355

Processing
*Ore tonnes processed	kilo tonnes	626	903
*Average plant throughput	tonnes per day	6,731	9,505
*Average diamond recovery	carats per tonne	2.22	1.83
*Diamonds recovered	000's carats	1,392	1,655
Approximate diamonds recovered - Mountain Province	000's carats	682	811
Cash costs of production per tonne of ore, net of capitalized stripping **		$119	80
Cash costs of production per tonne of ore, including capitalized stripping**		$139	84
Cash costs of production per carat recovered, net of capitalized stripping**		$53	43
Cash costs of production per carat recovered, including capitalized stripping**		$62	46

Sales
Approximate diamonds sold - Mountain Province***	000's carats	603	659
Average diamond sales price per carat	US	$71	$75

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's March 31, 2021 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended
(in thousands of Canadian dollars, except where otherwise noted)		March 31, 2021	March 31, 2020

Sales		$54,224	65,430
Carats sold	000's carats	603	659
Average price per carat sold	$/carat	90	99
Cost of sales per carat*	$/carat	67	79
Earnings from mine operations per carat		$23	20
Earnings from mine operations	%	25%	20%
Selling, general and administrative expenses		$2,609	3,637
Operating income		$10,532	7,502
Net income (loss) for the period		$7,312	(40,969)
Basic and diluted income (loss) per share		$0.03	(0.19)

Conference Call

The Company will host its quarterly conference call on Thursday, May 13th, 2021 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q1 2021 Earnings Conference Call
Conference ID: 94367303
Date of call: 05/13/2021
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link:
https://produceredition.webcasts.com/starthere.jsp?ei=1452937&tp_key=e9a7b76064

Participant Toll-Free Dial-In Number: (+1) 888-390-0561
Participant International Dial-In Number: (+1) 416-764-8668

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 12-MAY-21